September 23, 2008

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
Johnson Controls, Inc.
5757 North Green Bay Avenue, P.O. Box 591
Milwaukee, Wisconsin 53201

> **Re:** **Johnson Controls, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **Filed November 29, 2007**
> **File No. 1-05097**
> **Response Letters Dated August 13, 2008 and September 9, 2008**

Dear Mr. McDonald:

We refer you to our comment letters dated August 1, 2008 and August 13, 2008 regarding business contacts with Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,


Cecilia Blye, Chief
Office of Global Security Risk


cc: Pamela Long
Assistant Director
Division of Corporation Finance